Chief Executive Officer

Boxxy Inc.

Wattova 10

Ostrava 70200

Czech Republic

December 6, 2016

United States

Securities and Exchange Commission

Washington, DC 20549

Re:	Boxxy Inc. Registration Statement on Form S-1 Filed September 9, 2016 File No. 333-213553

Dear: Mara L. Ransom

In response to your letter dated October 7, 2016 which included comments regarding our registration statement, we have prepared the following responses:

General

Comment: 1

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We did not contact any potential investors yet. Accordingly we have no any copies of communications.

Comment: 2

It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Response: We have added following disclosure:

We are considered a “shell company” under applicable securities rules and subject to additional regulatory requirements as a result, including the inability of our shareholders to sell our shares in reliance on Rule 144 promulgated pursuant to the Securities Act of 1933, as well as our inability to register our securities on Form S-8 (an abbreviated registration process). Accordingly, investors should consider our shares to be significantly risky and illiquid investments.

Also we have added following risk factor:

Because we are currently considered a “shell company” within the meaning or Rule 12b-2 pursuant to the Securities Exchange Act of 1934, the ability of holders of our common stock to sell their shares may be limited by applicable regulations.

We are, currently, considered a “shell company” within the meaning of Rule 12b-2 pursuant to the Securities Exchange Act of 1934 and Rule 405 pursuant to the Securities Act of 1933, in that we currently have nominal operations and nominal assets other than cash. Accordingly, the ability of holders of our common stock to sell their shares may be limited by applicable regulations.

1

As a result of our classification as a “shell company”, our investors are not allowed to rely on the “safe harbor” provisions of Rule 144 promulgated pursuant to the Securities Act of 1933 so as not to be considered underwriters in connection with the sale of our securities until one year from the date that we cease to be a “shell company.”

Additionally, as a result of our classification as a shell company:

Investors should consider shares of our common stock to be significantly risky and illiquid investments

We may not register our securities on Form S-8 (an abbreviated form of registration statement)

Our ability to attract additional funding to sustain our operations may be limited significantly

We can provide no assurance or guarantee that we will cease to be a “shell company” and, accordingly, we can provide no assurance or guarantee that there will be a liquid market for our shares. Accordingly, investors may not be able to sell our shares and lose their investments in the Company.

Comment: 3

Please provide a description of the securities to be registered. Please refer to Item 202 of Regulation S-K. We note that your table of contents indicates that you intended to provide this disclosure, but it has not been included.

Response: We have added description of the securities to be registered.

Prospectus Cover Page

Comment: 4

We note here that you disclose that a market maker must file an application on your behalf in order to be quoted on the OTC Bulletin Board. However, on pages 21 and 30 you disclose that you will be applying for listing. Please revise the disclosures on pages 21 and 30 to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock.

Response: We have revised the disclosures to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock.

Comment: 5

Please disclose on the prospectus cover page that your auditor has issued a going concern opinion.

Response: We have disclosed on the prospectus cover page that our auditor has issued a going concern opinion.

Our Business, page 1

Comment: 6

We note your statement that you were incorporated on April 16, 2016. However, we also note that on page 4 you say you were incorporated on September 9, 2011 and on page 19 and on page F-7 you say you were incorporated on April 19, 2016. It appears from Exhibit 3.1 that you were incorporated on April 19, 2016. Please confirm if this is the correct date and update your disclosures throughout the document, the above examples were not an exhaustive list.

Response: We were incorporated on April 19, 2016. We have updated the disclosures throughout the document to the correct incorporation date.

Use of Proceeds, page 16

Comment: 7

Please explain the nature of the “independent contractor fees” you will incur. Also, please clarify the nature of your agreement with Mr. Bekess to loan you funds, including whether it is in writing or limited in amount, and whether you have agreed on the terms of such loans.

Response: We are going to have an independent contractor to deal with beauty box assembling, handling and shipping. We will pay independent contractor fees to independent contractor.

We have filed an agreement as an exhibit as Exhibit 99.1.

2

Dilution, page 17

Comment: 8

We are unable to recalculate the amounts included in the table on page 17. Please show us your calculations for each of the numbers in this table.

Response: We have revised our table on page 17 as follows:

	25% Offering	50% Offering	75% Offering	100% Offering
Net tangible book value per share before the offering	$(0.0016)	$(0.0016)	$(0.0016)	$(0.0016)
Net tangible book value per share after the offering	$0.0048	$0.0082	$0.0104	$0.0119
Net increase in tangible book value per share to original shareholders	0.0063	0.0098	0.0120	0.0135
Number of shares outstanding before offering	3,000,000	3,000,000	3,000,000	3,000,000
Dilution to purchasers	$0.0152	$0.0118	$0.0096	$0.0081
Dilution as percentage	76%	59%	48%	40%
Percent of ownership of old shareholders	71%	55%	44%	38%
Percent of ownership of new shareholders	29%	45%	56%	63%

Comment: 9

Dilution should reflect the difference in the public offering price per share and the pro forma net tangible book value per share after the offering. Please revise to provide this amount in your table. See Item 506 of Regulation S-K.

Response: We have revised to provide this in the table in the increase in “dilution to purchasers”.

Comment: 10

Please also disclose a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promoters and affiliated persons. See Item 506 of Regulation S-K.

Response: In case of 100% of funding our control persons have paid $3,000 for 38% of the ownership of the company. Public contribution will be $100,000 for 63% of ownership. Others scenarios are disclosed in the table.

Description of Our Business, page 19

Comment: 11

Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. Additionally, because your offering is a best efforts offering with no minimum, you should explain how the money you raise will be spent if you raise less than the full amount, including whether you would simply slow or stop progressing through your plan in order to reduce your costs to match the funds raised, whether certain steps in your plan would receive priority over others, and whether and at what point you would seek funds from other sources.

Response: We have disclosed the milestones that we will need to accomplish in order to implement our business plan in the next twelve months.

Additionally, we have explained how the money we raise will be spent if we raise less than the full amount of this offering.

Comment: 12

As your operations initially will be in the Czech Republic, please describe any material impact of foreign currency exchange fluctuations on your business. Also, please consider expanding your risk factor discussion regarding currency fluctuations.

Response: We have described any material impact of foreign currency exchange fluctuations on our business. Also, we have added risk factor discussion regarding currency fluctuations.

3

Comment: 13

Please provide a description of the effect of existing or probable governmental regulations on your business. This discussion should include, if relevant, regulation of the cosmetics industry by the E.U., any country into which you intend to sell cosmetics, and any country in which you will source cosmetics. Please refer to Item 101(h)(4)(ix) of Regulation S-K.

Response: We have provided description of the effect of existing or probable governmental regulations on our business: We will not be cosmetics manufacturer. We will buy or resell cosmetics from manufacturers that already comply with all regulation in respective countries.

Comment: 14

Please revise your description of the Distribution Agreement to state its term, the fact that it is non-exclusive, if true, and the manner in which commissions are earned under the agreement (including how and when commissions are earned, the amounts of commissions and the manner in which they are allocated between the parties).

Response: We have revised our description of the Distribution Agreement as follows:

On April 28, 2016, we entered into a written Agreement with SIA “Glancebox”. SIA “Glancebox will supply us with beauty products samples. Our compensation for distributing the beauty products will be commission. Commission will be 10% of proceed from subscription services cost.Customers will pay commission to Boxxy Inc. Boxxy Inc will remit compensation commission to SIA “Glancebox” within sixty days after the subscription service was paid. This Distribution Agreement is non-exclusive.

A copy of the Distribution Agreement is included as Exhibit 10.1 with the registration statement of which this prospectus is a part.

Comment: 15

Please revise to clarify whether and how the subscription fees and amounts earned from the sale of full sized supplier beauty products will be allocated between you and your suppliers. In addition, please revise to clarify whether suppliers will pay you fees for your service, whether their provision of beauty samples to you will represent payment for your service, or otherwise. Also, please revise to clarify whether you will purchase an inventory of samples and full sized supplier beauty products from the suppliers, or whether you will order such samples and products as you receive subscriptions and product purchases, respectively.

Response: We have clarified as follows:

The subscription fees will be allocated only to our Company.(except agreement with SIA”Glancebox”). Our future suppliers will provide free samples.

Amounts earned from the sale of full sized supplier beauty products will be allocated as follows:

We will retain 30% from the sale and our supplier will have 70% from sale

Suppliers will not pay fees for our services. Their provision of beauty samples to us will not represent payment for our service.

At the beginning of operation we will order samples and full sized supplier beauty products from the suppliers. We will order such samples and products as we receive subscriptions and product purchases, respectively. As soon as we have enough funds we may purchase inventory of full sized supplier beauty products from the suppliers to increase our profit. Also, if we have big orders from Companies for Christmas or other events we may purchase small sized beauty products.

Consolidated Financial Statements, page F-1

Comment: 16

Please update your financial statements and related disclosures, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date.

Response: We have updated our financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

4

Note 3-Going Concern, page F-9

Comment: 17

Please note that filings containing accountant’s reports that are qualified as a result of questions about the entity’s contained existence must contain appropriate and prominent disclosure of the registrant’s viable plans to overcome these difficulties. Your disclosure indicates that management intends to raise additional funds by way of a private or public offering. Please indicate whether any party, including your officers and directors, have made any commitments with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees. Please revise your disclosure to include more detailed disclosure of your viable plans to overcome your financial difficulties. If you do not have viable plans to overcome such difficulties, then your financial statements should more appropriately be based on the assumption of liquidation. Refer to Section 607.02 of the Financial Reporting Codification.

Response: We have revised our disclures in footnote No. 3 of our financial statements.

Signatures

Comment: 18

Please revise the introductory language of the first signature block to conform with the Form.

Response: We have revised the introductory language of the first signature block to conform with the Form.

Please direct any further comments or questions you may have to the company's attorney:

Haddan & Zepfel LLP

610 Newport Center Drive, Suite 330

Newport Beach, CA 92660

Tel: (949)-706-6000

Thank you.

Sincerely,

/s/ Andrejs Bekess

Andrejs Bekess

5